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                             August 22, 2022

       Jeffrey Cocks
       Chief Executive Officer
       Nevada Canyon Gold Corp.
       316 California Avenue, Suite 543
       Reno, NV 89509

                                                        Re: Nevada Canyon Gold
Corp.
                                                            Amendment No.3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 12,
2022
                                                            File No. 024-11911

       Dear Mr. Cocks:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

       Form 1-A

       Recent Developments, page 44

   1. We note your revisions in response to prior comment 2. Please also revise the disclosure regarding the Agai-Pah
Property on pages F-11 and F-24.
 Jeffrey Cocks
FirstName  LastNameJeffrey
Nevada Canyon    Gold Corp. Cocks
Comapany
August  22, NameNevada
            2022         Canyon Gold Corp.
August
Page  2 22, 2022 Page 2
FirstName LastName
       You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on engineering and related matters. Please contact Cheryl Brown,
Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-
3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Deron Colby, Esq.